January 11, 2010

Via EDGAR and FEDEX
Ms. Kathryn McHale
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Bank Corporation
Form 10-K for December 31, 2008
File No. 0-30062

Dear Ms. McHale:

This letter responds to your comment letter of January 4, 2010 regarding the Form 10-K for December 31, 2008, filed by Capital Bank Corporation (the “Company”) with the Securities and Exchange Commission. This letter includes the comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph number from your letter for your convenience.

Form 10-K for the fiscal year ended December 31, 2008, filed March 16, 2009

Business, page 4

1.
Given the company’s dependence on your local economy, please revise in future filings to quantify important economic indicators such as unemployment, average income, bankruptcies and the like, particularly as it impacts your significant commercial lending operations.

RESPONSE:

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will update its future filings to include quantitative disclosure regarding economic indicators such as unemployment, average income and bankruptcies and, where material, other economic indicators.

Definitive Proxy Statement filed April 20, 2009

Executive Compensation, page 11

Ms. Kathryn McHale
January 11, 2010

2.
You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7. Please advise.

RESPONSE:

The Company, while acknowledging the Staff’s comment, respectfully advises the Staff that the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 20, 2009 included compensation disclosure for its executive officers in compliance with Item 402(a)(3) of Regulation S-K. Under Rule 3b-7 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), “executive officer” means a registrant’s president, any vice president of the registrant in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Based upon this definition, the Company made the determination in connection with the proxy statement referenced above that its only executive officers were its Chief Executive Officer, Chief Financial Officer, Chief Banking Officer and Chief Credit Officer. The Company provided compensation information for each of these individuals in its proxy statement referenced above. In accordance with Rule 3b-7 under the Exchange Act, there were no additional executive officers for whom compensation disclosure was required to be provided under Item 402 of Regulation S-K.

However, the Company reevaluates annually its executive officers as defined in Rule 3b-7 under the Exchange Act. The Company recently has determined that, based on a change in responsibilities and the addition of a policy-making function during 2009, its Technology and Operations Executive Officer (Ralph Edwards) was an executive officer at the end of 2009, and as such, compensation disclosure will be included for such executive officer in any proxy statement filed during 2010 that requires Item 402 disclosure in addition to compensation disclosure for its Chief Executive Officer, Chief Financial Officer, Chief Banking Officer and Chief Credit Officer.

Ms. Kathryn McHale
January 11, 2010

Certain Transactions, page 35

3.
We note the disclosure on page 35 that banking transactions with related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please confirm, and revise future filings to disclose, if true, that any loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company confirms that banking transactions with related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company. In response to the Staff’s comment, the Company will update its future filings to indicate that any banking transactions with related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.

Form 10-Q for the Quarter Ended September 30, 2009

Results of Operations
Net Income, page 26

4.
We note your disclosures that during the three months ended September 30, 2009 you recorded an income tax benefit in your income statement mostly due to a change in your estimated annual effective tax rate given higher than normal levels of nontaxable income (i.e. municipal bond, loan income, and bank-owned life insurance income) as well as higher levels of loan loss provisions over the year to date period. Please provide us with a detailed discussion of your accounting in this regard focusing on the timing and amount of this income tax benefit recorded in the current period.

RESPONSE:

The Company follows FASB Accounting Standards Codification (ASC) 740-270, Income Taxes-Interim Reporting, when calculating its tax provision for interim periods. Paragraph 25-2 requires the tax effect for ordinary income (loss) to be calculated based on an estimated annual effective tax rate. In the first quarter of 2009, the Company reported a pre-tax loss of $5.3

Ms. Kathryn McHale
January 11, 2010

million, but at the time, forecasted pre-tax book and taxable income for the year-to-date period ending December 31, 2009. The majority of the pre-tax loss was related to the provision for loan losses, and at the time, management forecasted loan loss provisions to moderate over the remainder of 2009. The estimated annual effective tax rate calculated for 2009 (15.2%) was applied to the first quarter pre-tax loss for purposes of calculating the tax benefit for that interim period. In the third quarter of 2009, primarily due to continued deteriorating market conditions and higher levels of loan loss provisions than forecasted earlier in the year, it became clear that management’s forecast with respect to its estimated annual effective tax rate would need to be adjusted. This adjusted forecast created a higher estimated annual effective tax rate, and when the year-to-date period tax provision was calculated as of September 30, 2009 based on a year-to-date pre-tax loss of $2.1 million, a sizeable tax benefit in the third quarter resulted as compared to pre-tax income during that interim period.

Also contributing to the tax benefit recorded during the third quarter of 2009 was a nonrecurring benefit of $504 thousand related to income tax refunds received from federal and state taxing authorities upon the amendment of multiple tax returns from previous years. These amended returns were filed during the third quarter following a thorough review by the Company’s tax professionals of previously filed federal and state tax returns.

Asset Quality, page 31

5.
We note your disclosure on page 33 that you determine the fair value of impaired loans based on the present value of expected future cash flows. Additionally, you disclose in Note 10 on page 15 your policies and procedures relating to determining fair value and the resulting classification of impaired loans as either Level 2 or 3. Based upon the tabular presentation on page 16, it appears that all of your impaired loans are classified as Level 3, which would indicate that an appraised value is not available or management determines the fair value is further impaired below the appraised value and there is no observable market price. Based upon this disclosure and since the majority of your impaired loans are commercial real estate loans and therefore are collateral dependent, please tell us as of September 30, 2009 and revise your future filings beginning with your Form 10-K for the period ended December 31, 2009 to disclose the following:

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•	How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

Ms. Kathryn McHale
January 11, 2010

•
The typical timing surrounding the recognition of a commercial real estate loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•	How you account for any partially charged-off commercial real estate loans subsequent to receiving an updated appraisal; and

•
In cases where the appraisal has not been updated to reflect current market conditions, please tell us the other procedures you perform (i.e. for estimating the fair value of the collateral for these loans).

Additionally, to further assist in our understanding of your collateral valuation methodologies, please provide us with a detail of the valuation techniques performed (i.e. appraisals, broker price opinions, internal valuations, etc.) to determine the fair value of the significant components of your $49.9M impaired loans as of September 30, 2009.

RESPONSE:

On page 33 of the Company’s Form 10-Q for the quarter ended September 30, 2009, the Company noted that the fair value of impaired loans is “based on the present value of expected future cash flows or the fair value of the collateral.” These valuation methods were disclosed to reflect relevant accounting guidance under FASB ASC 310-10-35-21 regarding appropriate valuation of different types of impaired loans. Given the Company’s presence in commercial real estate lending, however, substantially all of its impaired loans are collateral dependent, and are therefore valued based on collateral values instead of future cash flows. In the case of unsecured loans that become impaired, principal balances are fully charged off.

The Company considers all impaired loans to be classified as Level 3 fair value estimates given certain adjustments made to appraised values. The majority in principal amount of the Company’s impaired loans are evaluated individually to determine fair value. For each impaired loan evaluated individually, fair value is estimated based on the most recent appraised value (or broker price opinions or internal valuations, as appropriate), adjusted for estimated holding and selling costs. For certain impaired loans where appraisals are aged or where market conditions

Ms. Kathryn McHale
January 11, 2010

have significantly changed (e.g., absorption rates for a particular residential construction project are slower than projected in the appraisal), a further reduction is made to appraised value to arrive at fair value.

The Company employs a dedicated Special Assets Group (SAG) that monitors problem loans and formulates collection and/or resolution plans for those borrowers. The SAG and the lender who underwrote the problem loan remain updated on market conditions and inspect collateral on a regular basis. If there is reason to believe that collateral values have been negatively affected by market or other forces, an updated appraisal is ordered to assess the change in value. While not a formal policy, the Company’s management seeks to ensure that appraisals are not more than twelve months old for impaired loans. Each quarter, when calculating the allowance for loan losses, management uses the most recent appraisal available for each impaired loan to calculate the related provision or charge-off. If an appraisal appears aged or market conditions have significantly changed since the most recent appraisal date, then further reductions are made to appraised values, which are directly and immediately reflected in the related provision or charge-off.

A typical example of the Company’s treatment of aged appraisals is demonstrated with Borrower #5 in Attachment 1 (response to comment #6). The appraisal on this borrower’s loan had not been recently updated as of September 30, 2009, and management determined that an additional reduction of 20% was required to appropriately value the underlying collateral at that date. The Company subsequently received an updated appraisal of this collateral during December 2009 and noted that the updated appraised value, adjusted for holding and selling costs, differed from the aged appraised value, adjusted for holding and selling costs and the 20% age reduction, by only $1,200. While management’s preference is to maintain recent appraisals, its reduction of appraised values for aged appraisals serves to adjust estimated collateral values for current market conditions at each reporting date in the absence of a more recent appraisal.

For all collateral-dependent impaired loans that are evaluated individually, a provision or charge-off is recorded each quarter based on the most recent appraisal, as adjusted. When an impaired loan is partially charged down, management continues to update its calculation of collateral value in subsequent quarters. Therefore, if the estimated collateral value at a particular quarter-end is lower than the current charged-down loan amount, an additional charge is recorded to adjust the impaired loan to the lower estimated collateral value. As of September 30, 2009, the Company recorded additional partial charge-downs of approximately $205,000 related to three different loans which had previously been partially charged down. These additional partial charge downs at September 30, 2009 reflect further collateral value deterioration during the third quarter of 2009.

Of the $49.9 million of impaired loans as of September 30, 2009, $45.5 million were evaluated and valued on an individual basis. The remaining impaired loans represented smaller-balance, homogeneous loans, and reserves were established based on general reserve rates specific to the

Ms. Kathryn McHale
January 11, 2010

particular collateral type and risk rating of the respective loans. Of the $45.5 million individually evaluated impaired loans, $34.8 million were valued based on independent appraisals, $0.8 million were valued based on independent broker price opinions, $0.9 million were valued based on pending sales contracts, and $9.0 million were valued based on internal valuations. Internal valuations are primarily used for equipment valuations or for certain real estate valuations where recent home sales data is used to estimate value for similar fully or partially built houses.

The Company will update its future filings, beginning with its Annual Report on Form 10-K for the year ending December 31, 2009, to include the requested disclosure, which the Company expects will be similar to the disclosure provided above.

6.	As a related matter, please provide us with a detail of your five largest impaired commercial real estate loans as of September 30, 2009, which includes discussion of the following:

•	when the loan was originated;

•	the allowance for loan losses associated with the loan, as applicable;

•	when the loan became impaired;

•	the underlying collateral supporting the loan;

•	the last appraisal obtained for the loan, as applicable; and

•	any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

RESPONSE:

The Company acknowledges the Staff’s comment. The information requested for the five largest impaired commercial real estate loans (by borrower relationship) as of September 30, 2009 is provided in Attachment 1.

7.
We note your disclosures relating to troubled debt restructurings (TDRs) beginning on page 33. We also note that these TDRs have increased significantly during 2009, are predominantly commercial real estate loans, and are considered to be impaired. Please tell us as of September 30, 2009 and revise your future filings beginning with your Form 10-K for the period ended December 31, 2009 to disclose the following:

Ms. Kathryn McHale
January 11, 2010

•
Your policy regarding how you determine whether a TDR is classified as performing or nonperforming. Your current disclosure indicates that this classification is based solely on your expectations of the borrowers to perform alter the restructuring (based on modified note terms) and therefore, the majority of these TDRs continue to accrue interest.

•
Your policy regarding when a nonperforming TDR can be returned to accrual status. For instance, disclose whether you consider a predefined number of satisfactory payments in subsequent periods or other procedures in determining the classification of a TDR. We note you have $9.1M of nonperforming TDRs as of September 30, 2009.

•
Quantification of the types of concessions made (i.e. reductions in interest rate, payment extensions, forgiveness of principal, forbearance, etc.) along with discussion of your success with these different types of concessions granted.

•
The allowance for loan losses allocated to your performing and nonperforming TDRs. We note your disclosure on page 34 that as of September 30, 2009, the allowance for loan losses allocated to TDRs was $2.4M.

RESPONSE:

Loans are classified as TDRs when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The Company classifies all TDRs as impaired in accordance with FASB ASC 310-40, Troubled Debt Restructurings by Creditors, and values these loans at the underlying collateral value.

The Company’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status. Further, the Company’s practice is to only restructure loans for borrowers who have designed a viable business plan to fully pay off all obligations, including outstanding debt, interest, and fees, either by generating additional income from the business or through liquidation of assets. Generally,

Ms. Kathryn McHale
January 11, 2010

these loans are restructured to provide the borrower additional time to execute upon its plans. If a loan is restructured a second time, after being previously classified as a TDR, that loan is automatically placed on nonaccrual status.

The Company’s policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status. Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status. To date, the Company has not restored any nonaccrual loan classified as a TDR to accrual status.

The Company has made the following three types of concessions to troubled borrowers that represent TDRs: (1) reduction of interest rate to below market terms, (2) extension of payments either in an interest only period or through capitalization of interest, and (3) modification of payments through a forbearance agreement. The Company does not make concessions through forgiveness of principal. As of September 30, 2009, loans restructured at an interest rate below market terms totaled $3.1 million, loans restructured through extension of payments in an interest only period totaled $17.6 million, loans restructured through extension of payments with capitalized interest totaled $16.5 million, and loans restructured through a forbearance agreement totaled $0.9 million. Success in restructuring loan terms and granting concessions has been mixed, but this strategy has proven to be a useful tool in certain situations to protect collateral values and allow certain borrowers additional time to execute upon defined business plans. In situations where a TDR is unsuccessful and the borrower is unable to follow through with terms of the restructured agreement, the loan is placed on nonaccrual status and continues to be written down to the underlying collateral value.

The allowance for loan losses allocated to nonperforming and performing TDRs was $0.5 million and $1.9 million, respectively, as of September 30, 2009.

The Company will update its future filings, beginning with its Annual Report on Form 10-K for the year ending December 31, 2009, to include the requested disclosure, which the Company expects will be similar to the disclosure above.

Ms. Kathryn McHale
January 11, 2010

* * * * *

As requested in your January 4, 2010 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 645-3494 or email at gyarber@capitalbank-nc.com.

Sincerely

/s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer

cc:           Margaret N. Rosenfeld, Esq.

Attachment 1